Exhibit 99.1

Volvo Delivers First Trucks Meeting US10 Emission Standards to Customer for Field Testing

STOCKHOLM, Sweden--Regulatory News:

Volvo Trucks North America (VTNA)(NASDAQ:VOLV)(STO:VOLVA)(STO:VOLVB) has delivered five Volvo trucks that meet the stringent US10 truck emission standards to customer for field testing. The US10 standard becomes effective in 2010 and the trucks now delivered are equipped with the EGR and SCR emission-control systems.

The VN model trucks have been delivered to Talon Logistics, which will now field test the SCR (selective catalytic reduction) technology that is common in Europe. To date, the emission requirements in North America were met by applying EGR (exhaust gas recirculation) technology and particle filters. The trucks now being delivered are also equipped with SCR.

”This is a milestone in our efforts to achieve cleaner air, while concurrently delivering the fuel economy, reliability and performance our customers demand,” says Peter Karlsten, President of Volvo Trucks North America. ”Through Volvo’s previous experience with SCR from other markets, we know that this is the best technology to achieve very low emission of nitrous oxides and excellent fuel economy.”

The technical solution applied by VTNA to meet the requirements in accordance with the US10 standard is based on EGR, in which the amount of nitrous oxides in the exhaust gases is reduced by recirculating part of the exhaust gases back to the engine for combustion, the DPF particle filter and SCR. VTNA is capitalizing on the Volvo Group’s broad experience of SCR in Europe, in which the Group has delivered more than 100,000 trucks equipped with SCR. VTNA plans to field test eleven Volvo trucks equipped with SCR this year and the increase the number further during 2008.

SCR is an effective and well-proven method for reducing the amount of nitrous oxides in diesel exhaust emissions. The method involves spraying a mixture of urea and water, so-called AdBlue, into the exhaust gases. Heat from the exhaust gases converts the urea to ammonia that reacts with the nitrous oxides in a catalytic converter, in which they are transformed into harmless nitrogen gas and steam.

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The character of the information is such that AB Volvo (publ) may be under an obligation to disclose it in accordance with the Swedish Securities and Clearing Operations Act and/or the Swedish Financial Instruments Act. The information was disclosed to the media on 1003, 2007 at 13.00 p.m.

The Volvo Group is one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 93,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Göteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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